UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: 27 May 2025

Commission File Number: 001-14958

NATIONAL GRID plc

(Translation of registrant’s name into English)

England and Wales

(Jurisdiction of Incorporation)

1-3 Strand, London, WC2N 5EH, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F      ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.  ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

EXHIBIT INDEX

Exhibit No.	Description
99.1	Exhibit 99.1 Announcement sent to the London Stock Exchange on 27 May 2025 — Holding(s) in Company

Exhibit 99.1

        27 May 2025

National Grid plc ('National Grid' or 'Company')

Notification of Major Interest in National Grid Ordinary Shares

National Grid has received a notification on Form TR-1 from Bank of America Corporation that its total interest in National Grid voting ordinary shares is as shown below.

TR-1: Standard form for notification of major holdings

1. Issuer Details

ISIN
GB00BDR05C01

Issuer Name
NATIONAL GRID PLC

UK or Non-UK Issuer
UK

2. Reason for Notification

Other

Comments
Legal Entity level crossing - See Section 9

3. Details of person subject to the notification obligation

Name
Bank of America Corporation

City of registered office (if applicable)

Country of registered office (if applicable)
US

4. Details of the shareholder

Full name of shareholder(s) if different from the person(s) subject to the notification obligation, above

City of registered office (if applicable)

Country of registered office (if applicable)

5. Date on which the threshold was crossed or reached

22-May-2025

6. Date on which Issuer notified

26-May-2025

7. Total positions of person(s) subject to the notification obligation

	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	2.922734	2.682948	5.605682	274749160
Position of previous notification (if applicable)	2.972203	2.611212	5.583415

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB00BDR05C01		121637097		2.481751
US6362744095		21613753		0.440983
Sub Total 8.A	143250850		2.922734%

8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))

Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
Right to Recall	N/A	N/A	1311135	0.026751
Physical Option	16/01/2026	N/A	10421	0.000213
Sub Total 8.B1			1321556	0.026964%

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))

Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights
Swaps	30/06/2025	N/A	Cash	1565	0.000032
Swaps	29/08/2025	N/A	Cash	109466	0.002233
Swaps	08/09/2025	N/A	Cash	16481	0.000336
Swaps	28/11/2025	N/A	Cash	97297	0.001985
Swaps	22/12/2025	N/A	Cash	933465	0.019045
Swaps	31/12/2025	N/A	Cash	96617	0.001971
Swaps	30/01/2026	N/A	Cash	3576	0.000073
Swaps	03/03/2026	N/A	Cash	4018886	0.081997
Swaps	06/03/2026	N/A	Cash	124217	0.002534
Swaps	31/03/2026	N/A	Cash	108801829	2.219874
Swaps	07/04/2026	N/A	Cash	96096	0.001961
Swaps	28/04/2026	N/A	Cash	77646	0.001584
Swaps	30/04/2026	N/A	Cash	2373123	0.048419
Swaps	15/06/2026	N/A	Cash	312195	0.006370
Swaps	19/06/2026	N/A	Cash	10193437	0.207976
Swaps	25/06/2026	N/A	Cash	74722	0.001525
Swaps	26/06/2026	N/A	Cash	14368	0.000293
Swaps	30/06/2026	N/A	Cash	27870	0.000569
Swaps	31/07/2026	N/A	Cash	143767	0.002933
Swaps	18/11/2026	N/A	Cash	388613	0.007929
Swaps	25/02/2027	N/A	Cash	275	0.000006
Swaps	15/04/2027	N/A	Cash	428778	0.008748
Swaps	19/04/2027	N/A	Cash	12081	0.000246
Swaps	26/04/2027	N/A	Cash	113584	0.002317
Swaps	04/06/2027	N/A	Cash	89785	0.001832
Swaps	15/02/2028	N/A	Cash	300182	0.006125
Swaps	07/05/2030	N/A	Cash	301543	0.006152
Call Option	12/06/2025	N/A	Cash	294290	0.006004
Physical Put Option	20/06/2025	N/A	Physical	731000	0.014915
Sub Total 8.B2				130176754	2.655984%

9. Information in relation to the person subject to the notification obligation

  2. Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entities (please add additional rows as necessary)

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
Bank of America Corporation	Bank of America, National Association
Bank of America Corporation	BofA Securities, Inc.
Bank of America Corporation	Managed Account Advisors, LLC
Bank of America Corporation	Merrill Lynch, Pierce, Fenner & Smith Inc.
Bank of America Corporation	U.S. Trust Co of Delaware
Bank of America Corporation	Merrill Lynch International			4.989003%
Bank of America Corporation	BofA Securities Europe SA

10. In case of proxy voting

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information

12. Date of Completion

26-May-2025

13. Place Of Completion

United Kingdom

This notice is in compliance with National Grid's obligations under the Disclosure and Transparency Rules.

Julian Baddeley
Group Company Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL GRID plc

By:	Beth Melges
Beth Melges Head of Plc Governance

Date: 27 May 2025